UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CIENA CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
171779309
(CUSIP Number)
September 13, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages
Exhibit Index: Page 10

CUSIP No.	171779309

1	NAMES OF REPORTING PERSONS SOROS FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		5,102,085

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,102,085

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,102,085

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

Page 2 of 14 Pages

CUSIP No.	171779309

1	NAMES OF REPORTING PERSONS GEORGE SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,102,085

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,102,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,102,085

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 3 of 14 Pages

CUSIP No.	171779309

1	NAMES OF REPORTING PERSONS ROBERT SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,102,085

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,102,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,102,085

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 4 of 14 Pages

CUSIP No.	171779309

1	NAMES OF REPORTING PERSONS JONATHAN SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,102,085

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,102,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,102,085

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 5 of 14 Pages

CUSIP NO. 171779309
Item 1(a). Name of Issuer:
Ciena Corporation (the “Issuer”).
Item 1(b). Address of the Issuer’s Principal Executive Offices:
1201 Winterson Road
Linthicum, Maryland 21090-2205
Item 2(a). Name of Person Filing
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros;

iii)	Robert Soros; and

iv)	Jonathan Soros.
This statement relates to Shares (as defined herein) held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.
Item 2(c). Citizenship:
i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen;

iii)	Robert Soros is a United States citizen; and

iv)	Jonathan Soros is a United States citizen.
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value (the “Shares”).
Item 2(e). CUSIP Number:
171779309

Page 6 of 14 Pages

CUSIP NO. 171779309
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4. Ownership:
Item 4(a). Amount Beneficially Owned:
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5,102,085 Shares issuable upon the conversion of 0.25% convertible bonds due May 1, 2013, 4.00% convertible bonds due March 15, 2015, and 0.875% convertible bonds due June 15, 2017 (collectively the “Convertible Bonds”) beneficially owned by the Reporting Persons.
Item 4(b). Percent of Class:
As of the date hereof, assuming full conversion of the Convertible Bonds beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.00% of the total number of Shares outstanding.
Item 4(c). Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	5,102,085
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	5,102,085
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,102,085
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,102,085

Robert Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,102,085
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,102,085

Jonathan Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	5,102,085
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,102,085

Page 7 of 14 Pages

CUSIP NO. 171779309
Item 5. Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10. Certification:
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 14 Pages

CUSIP NO. 171779309
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 23, 2011	SOROS FUND MANAGEMENT LLC
	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: September 23, 2011	GEORGE SOROS
	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: September 23, 2011	ROBERT SOROS
	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: September 23, 2011	JONATHAN SOROS
	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Page 9 of 14 Pages

CUSIP NO. 171779309
EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of September 23, 2011, by and among Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros.	11

B.	Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor.	12

C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.	13

D.	Power of Attorney, dated as of October 3, 2007, granted by Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.	14

Page 10 of 14 Pages